Filed by OpGen, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: OpGen, Inc.

Commission File No: 001-37367

Date: March 17, 2020

Between March 16, 2020 and March 17, 2020, OpGen, Inc, (the “Company”) issued 2,310,000 shares of common stock (“Common Stock”) pursuant to the exercise of outstanding warrants to purchase Common Stock for gross proceeds of approximately $4.6 million. As a result of such warrant exercises, upon closing of the previously announced business combination with Curetis GmbH, Curetis N.V. will now own approximately 18.4% of the Company’s Common Stock, assuming that OpGen does not issue additional shares before the closing.

Additional Information and Where to Find It

In connection with the transactions contemplated by the Implementation Agreement (the definitive agreement related to the proposed business combination between the Company and Curetis), a Registration Statement on Form S-4 (File No. 333-234657) has been filed with and declared effective by the Securities and Exchange Commission (the “SEC”). Investors and security holders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that forms a part of the registration statement. Such documents contain important information about the proposed transaction. The definitive proxy statement/prospectus was first mailed to stockholders of the Company on or about January 27, 2020. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other document that the Company may send to its stockholders in connection with the proposed transaction. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from the Company at its website, www.opgen.com.